Exhibit 99.1
Riskified Starts Year Strong By Improving Adjusted EBITDA Guidance by 41%
Raises Adjusted EBITDA Guidance for FY 2023

NEW YORK, May 17, 2023 - Riskified Ltd. (NYSE: RSKD) (the “Company”), a leader in eCommerce fraud and risk intelligence, today announced financial results for the three months ended March 31, 2023. The Company will host an investor call to discuss these results today at 8:30 a.m. Eastern Time.
“We remain confident in our ability to continue to drive growth and deliver value to our shareholders through focused execution of the business. With each passing quarter we are deepening our relationships with our merchants through accuracy, value, and trust, to which we attribute our strong first quarter results,” said Eido Gal, Co-Founder and Chief Executive Officer of Riskified.
Q1 2023 Business Highlights

•Expanded New Logos Outside of Tickets and Travel: Further diversified the platform with the onboarding of new merchants. Eight of the top 10 new merchants won during the first quarter represented categories outside of Tickets and Travel. In particular, one new merchant is based in APAC and is in our Digital Goods and Gaming vertical, which we view as an exciting potential area of opportunity for expansion.

•Captured Upsell Volume From Competitor: One of our largest upsells during the first quarter was from a key, existing merchant in the Tickets & Travel vertical that processes approximately $1 billion in online order volume annually. After demonstrating strong performance during a competitive process, we captured additional volume away from their existing eCommerce fraud vendor.

•Generated Positive Free Cash Flow During the Quarter: We continue working towards strengthening our Free Cash Flow position. For the first quarter, our free cash flow exceeded our Adjusted EBITDA by $5.2 million and we are confident in our ability to manage our working capital needs on an ongoing basis.

•Appointed First Chief Marketing Officer: Jeff Otto will be responsible for a global integrated marketing strategy that will amplify our brand, strengthen its category leadership and accelerate demand for our expanding product suite. We believe that Mr. Otto has the ideal blend of experience and expertise to definitively establish Riskified as the preeminent risk management platform for the largest eCommerce merchants across industries, throughout the globe.

•Announced Unique Partnership With Deloitte: We recently announced an industry first partnership to help retailers formulate a scorecard that can uncover new opportunities to reduce operational costs, lower chargeback and fraud losses, and boost revenues by minimizing false declines. This partnership is intended to empower merchants with Riskified's data to provide real-time insight into how their chargebacks, approval rates and fraud costs compare to similar companies in their space. Deloitte will analyze the benefits of an automated risk strategy approach and provide their expert recommendations on improvements via our product offering.

•Won TrustRadius “Top Rated” Awards: Awarded a "Top Rated” distinction from TrustRadius, a B2B decisioning platform for technology buyers. Riskified earned top rankings in all four product categories: conversion rate optimization, eCommerce analytics, fraud detection and chargeback management. Customer reviews of Riskified highlight satisfaction with its product innovation, fraud reduction capabilities, 100% chargeback guarantee and superior customer service.

Q1 2023 Financial Performance Highlights
The following table summarizes our consolidated financial results for the three months ended March 31, 2023 and 2022, in thousands except where indicated:

	Three Months Ended March 31,
	2023	2022
	(unaudited)
Gross merchandise volume ("GMV") in millions(1)	$27,268	$22,678
Increase in GMV year over year	20%
Revenue	$68,907	$58,845
Increase in revenues year over year	17%

Gross profit	$35,841	$30,368
Gross profit margin	52%	52%

Operating profit (loss)	$(22,989)	$(32,826)
Net profit (loss)	$(17,951)	$(33,264)

Adjusted EBITDA(1)	$(5,169)	$(13,447)
"We continue to execute and build a stronger, more efficient and resilient company in this ever-changing macroeconomic environment. Our commitment to optimizing our cost base and accelerating our timeline to profitability has resulted in meaningful year-over-year improvements in Adjusted EBITDA in each of the past three quarters. We continue to work towards achieving profitability on an adjusted EBITDA basis in the fourth quarter of 2023. Consistent with recent quarters, we will seek to identify additional leverage in our operating expenses,” said Aglika Dotcheva, Chief Financial Officer of Riskified.
Financial Outlook

For the year ending December 31, 2023, we continue to expect:

•Revenue between $297 million and $303 million

We assume no further changes to the macro-environment in the near term, which remains factored into our revenue guidance for the year.

As a result of our strong first quarter performance, focused discipline in managing our expenses and improved Adjusted EBITDA outlook, for the year ending December 31, 2023, we now expect:

•Adjusted EBITDA(2) between negative $17 million and negative $12 million

This would represent a 41% improvement to our previous guidance mid-point of between negative $27 million, and negative $22 million. We are committed to continuing to manage the business in a disciplined manner, and seek to identify further leverage in the business model.

(1) GMV is a key performance indicator and Adjusted EBITDA is a non-GAAP measure of financial performance. See “Key Performance Indicators and Non-GAAP Measures” for additional information and “Reconciliation of GAAP to Non-GAAP Measures” for a reconciliation to the most directly comparable GAAP measure.

(2) We are not able to provide a reconciliation of Adjusted EBITDA guidance for the fiscal year ending December 31, 2023 to net profit (loss) because certain items that are excluded from Adjusted EBITDA but included in net profit (loss), the most directly comparable GAAP financial measure, cannot be predicted on a forward-looking basis without unreasonable effort or are not within our control. For example, we are unable to forecast the magnitude of foreign currency transaction gains or losses without unreasonable efforts, and this item could significantly impact GAAP measures in the future.

Conference Call and Webcast Details

The Company will host a conference call to discuss its financial results today, May 17, 2023 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Riskified’s Investor Relations website at ir.riskified.com. A replay of the webcast will also be available for a limited time at ir.riskified.com. The press release with the financial results, as well as the investor presentation materials will be accessible on the Company’s Investor Relations website prior to the conference call.
Key Performance Indicators and Non-GAAP Measures
This press release and the accompanying tables contain references to Gross Merchandise Volume ("GMV"), which is a key performance indicator, and to certain non-GAAP measures which include non-GAAP measures of financial performance (such as Adjusted EBITDA, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP cost of revenue, non-GAAP operating expenses by line item, non-GAAP net profit (loss), and non-GAAP net profit (loss) per share), and non-GAAP measures of liquidity (such as Free Cash Flow). Management and our board of directors use key performance indicators and non-GAAP measures as supplemental measures of performance and liquidity because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items that we believe do not directly reflect our core operations. We also use Adjusted EBITDA for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives, and to evaluate our capacity to expand our business. Free Cash Flow provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet.
These non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or other items. Non-GAAP measures of financial performance have limitations as analytical tools in that these measures do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments; these measures do not reflect changes in, or cash requirements for, our working capital needs; these measures do not reflect our tax expense or the cash requirements to pay our taxes, and assets being depreciated and amortized will often have to be replaced in the future and these measures do not reflect any cash requirements for such replacements. Free Cash Flow is limited because it does not represent the residual cash flow available for discretionary expenditures. Free Cash Flow is not necessarily a measure of our ability to fund our cash needs.
In light of these limitations, management uses these non-GAAP measures to supplement, not replace, our GAAP results. The non-GAAP measures used herein are not necessarily comparable to similarly titled captions of other companies due to different calculation methods. Non-GAAP financial measures should not be considered in isolation, as an alternative to, or superior to information prepared and presented in accordance with GAAP. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. By providing these non-GAAP measures together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
We define GMV as the gross total dollar value of orders reviewed through our eCommerce risk intelligence platform during the period indicated, including orders that we did not approve.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the below tables, adjusted for, as applicable, depreciation and amortization (including amortization of capitalized internal-use software as presented in our statement of cash flows), share-based compensation expense, payroll taxes related to share-based compensation, litigation-related expenses, provision for (benefit from) income taxes, other income (expense) including remeasurement of convertible preferred share warrant liabilities and convertible preferred share tranche rights, and interest income (expense). Non-GAAP Gross Profit Margin represents Non-GAAP Gross Profit expressed as a percentage of revenue. We define non-GAAP net profit (loss) per share as non-GAAP net profit (loss) divided by non-GAAP weighted-average shares. We define non-GAAP weighted-average shares, as GAAP weighted average shares, adjusted to reflect any dilutive ordinary share equivalents resulting from non-GAAP net profit (loss), if applicable.

We define Free Cash Flow as net cash provided by (used in) operating activities, less cash purchases of property and equipment, and cash spent on capitalized software development costs.

Management believes that by excluding certain items from the associated GAAP measure, these non-GAAP measures are useful in assessing our performance and provide meaningful supplemental information due to the following factors:

Depreciation and amortization: We exclude depreciation and amortization (including amortization of capitalized internal-use software) because we believe that these costs are not core to the performance of our business and the utilization of the underlying assets being depreciated and amortized can change without a corresponding impact on the operating performance of our business. Management believes that excluding depreciation and amortization facilitates comparability with other companies in our industry.

Share-based compensation expense: We exclude share-based compensation expense primarily because it is a non-cash expense that does not directly correlate to the current performance of our business. This is because the expense is calculated based on the grant date fair value of an award which may vary significantly from the current fair market value of the award based on factors outside of our control. Share-based compensation expense is principally aimed at aligning our employees’ interests with those of our shareholders and at long-term retention, rather than to address operational performance for any particular period.

Payroll taxes related to share-based compensation: We exclude employer payroll tax expense related to share-based compensation in order to see the full effect that excluding that share-based compensation expense had on our operating results. These expenses are tied to the exercise or vesting of underlying equity awards and the price of our common stock at the time of vesting or exercise, which may vary from period to period independent of the operating performance of our business.

Litigation-related expenses: We exclude costs associated with the legal matter discussed under the caption "Legal Proceedings" in our Form 6-K furnished with the Securities and Exchange Commission ("SEC") on May 17, 2023, because they are not reflective of costs associated with our ongoing business and operating results and are unusual and infrequent.
See the tables below for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.
Forward Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our revenue and adjusted EBITDA guidance for fiscal year 2023, future growth potential in new industries and new geographies, internal modeling assumptions, expectations as to our new merchant pipeline and upsell opportunities and our ability to compete, the performance of our products, our management of our cash outflow, and business plans and strategy are forward looking statements, which reflect our current views with respect to future events and are not a guarantee of future performance. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively; our history of net losses and ability to achieve profitability; our ability to attract new merchants and retain existing merchants; continued use of credit cards and other payment methods that expose merchants to the risk of payment fraud, and changes in laws and regulations related to use of these payment methods, such as PSD2, and the emergence of new alternative payment products; the impact of macroeconomic conditions on us and on the performance of our merchants; our ability to continue to improve our machine learning models; fluctuations in our CTB Ratio and gross profit margin; our ability to protect the information of our merchants and consumers; our ability to predict future revenue due to lengthy sales cycles; seasonal fluctuations in revenue; competition; our merchant concentration; the financial condition of our merchants, particularly in challenging macroeconomic environments; our ability to increase the adoption of our products and to develop and introduce new products; our ability to mitigate the risks involved with selling our products to large enterprises; our ability to retain the services of our executive officers, and other key personnel, including our co-founders; our ability to attract and retain highly qualified personnel, including software engineers and data scientists, particularly in Israel; changes to our prices and pricing structure; our exposure to existing and potential future litigation claims; our exposure to fluctuations in currency exchange rates; our ability to obtain additional capital; our third-party providers of cloud-based infrastructure; our ability to protect our intellectual property rights; technology and infrastructure interruptions or performance problems; the efficiency and accuracy of our machine learning models and access to third-party and merchant data; our ability to comply with evolving data protection, privacy and security laws; our ability to comply with lending regulation and oversight; the development of regulatory frameworks for machine learning technology and artificial intelligence; our use of open-source software; our ability to enhance and maintain our brand; our ability to execute potential acquisitions, strategic investments, partnerships, or alliances; potential claims related to the violation of the intellectual property rights of third parties; our limited experience managing a public company; our failure to comply with anti-corruption, trade compliance, and economic sanctions laws and regulations; disruption, instability and volatility in global markets and industries as a result of the ongoing Russian activities in Ukraine; our ability to enforce non-compete agreements entered into with our employees; our ability to maintain effective systems of disclosure controls and financial reporting; our ability to accurately estimate or judgements relating to our critical accounting policies; our business in China; changes in tax laws or regulations; increasing scrutiny of, and expectations for, environmental, social and governance initiatives; potential future requirements to collect sales or other taxes; potential future changes in the taxation of international business and corporate tax reform; changes in and application of insurance laws or regulations; conditions in Israel that may affect our operations; the impact of the dual class structure of our ordinary shares; our status as a foreign private issuer; and other risk factors set forth in Item 3.D - “Risk Factors” in our Annual Report on Form 20-F, filed with the SEC on February 24, 2023, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

About Riskified

Riskified empowers businesses to grow eCommerce revenues and profit by mitigating risk. The world’s largest merchants and prestige brands partner with Riskified for guaranteed protection against chargebacks, to fight fraud and policy abuse at scale and to improve customer retention. Supported by a deeply experienced team of eCommerce risk analysts, data scientists and researchers, Riskified’s award-winning machine learning platform analyzes the individual behind each interaction to provide real-time decisions and robust identity-based insights. Learn more at riskified.com.

Investor Relations: Chett Mandel, Head of Investor Relations | ir@riskified.com

Corporate Communications: Cristina Dinozo, Senior Director of Communications | press@riskified.com

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of March 31, 2023	As of December 31, 2022

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$269,155	$188,670
Restricted cash	2,326	2,347
Short-term deposits	208,000	287,000
Accounts receivable, net	28,507	37,547
Prepaid expenses and other current assets	13,280	14,371
Total current assets	521,268	529,935
Property and equipment, net	17,877	18,586
Operating lease right-of-use assets	34,064	35,158
Deferred contract acquisition costs	16,322	16,364
Other assets, noncurrent	8,889	8,922
Total assets	$598,420	$608,965
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,443	$2,110
Accrued compensation and benefits	20,493	24,134
Guarantee obligations	9,931	12,361
Provision for chargebacks, net	6,933	11,980
Operating lease liabilities, current	6,625	6,214
Accrued expenses and other current liabilities	17,123	15,813
Total current liabilities	63,548	72,612
Operating lease liabilities, noncurrent	29,542	31,202
Other liabilities, noncurrent	9,866	8,734
Total liabilities	102,956	112,548
Shareholders’ equity:
Class A ordinary shares, no par value; 900,000,000 shares authorized as of March 31, 2023 and December 31, 2022; 104,163,785 and 102,084,746 shares issued and outstanding as of March 31, 2023 and December 31, 2022, respectively	—	—
Class B ordinary shares, no par value; 232,500,000 shares authorized as of March 31, 2023 and December 31, 2022; 68,945,014 shares issued and outstanding as of March 31, 2023 and December 31, 2022, respectively	—	—
Additional paid-in capital	866,555	848,609
Accumulated other comprehensive profit (loss)	(2,587)	(1,639)
Accumulated deficit	(368,504)	(350,553)
Total shareholders’ equity	495,464	496,417
Total liabilities and shareholders’ equity	$598,420	$608,965

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended March 31,
	2023	2022
	(unaudited)
Revenue	$68,907	$58,845
Cost of revenue	33,066	28,477
Gross profit	35,841	30,368
Operating expenses:
Research and development	18,794	18,113
Sales and marketing	22,123	23,129
General and administrative	17,913	21,952
Total operating expenses	58,830	63,194
Operating profit (loss)	(22,989)	(32,826)
Interest income (expense), net	5,447	674
Other income (expense), net	745	(32)
Profit (loss) before income taxes	(16,797)	(32,184)
Provision for (benefit from) income taxes	1,154	1,080
Net profit (loss)	$(17,951)	$(33,264)
Other comprehensive profit (loss), net of tax:
Other comprehensive profit (loss)	(948)	575
Comprehensive profit (loss)	$(18,899)	$(32,689)

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.10)	$(0.20)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	172,844,115	164,585,333

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended March 31,
	2023	2022
	(unaudited)
Cash flows from operating activities:
Net profit (loss)	$(17,951)	$(33,264)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	(886)	(175)
Provision for (benefit from) account receivable allowances	140	(102)
Depreciation and amortization	900	855
Amortization of capitalized internal-use software costs	383	124
Amortization of deferred contract costs	2,047	1,402
Share-based compensation expense	16,356	18,387
Non-cash right-of-use asset changes	1,111	1,087
Changes in accrued interest on deposits	(361)	(271)
Ordinary share warrants issued to a customer	384	384
Other	37	5
Changes in operating assets and liabilities:
Accounts receivable	8,765	12,016
Deferred contract acquisition costs	(1,583)	(823)
Prepaid expenses and other assets	691	4,969
Accounts payable	334	1,009
Accrued compensation and benefits	(3,494)	(7,461)
Guarantee obligations	(2,430)	(2,978)
Provision for chargebacks, net	(5,047)	(2,714)
Operating lease liabilities	(620)	(1,275)
Accrued expenses and other liabilities	1,453	1,799
Net cash provided by (used in) operating activities	229	(7,026)
Cash flows from investing activities:
Purchases of short-term deposits	(50,000)	(151,753)
Maturities of short-term deposits	129,000	85,211
Purchases of property and equipment	(187)	(2,545)
Capitalized software development costs	—	(427)
Net cash provided by (used in) investing activities	78,813	(69,514)
Cash flows from financing activities:
Proceeds from exercise of share options	1,206	755
Payments of deferred offering costs	—	(190)
Net cash provided by (used in) financing activities	1,206	565
Effects of exchange rates on cash, cash equivalents, and restricted cash	216	(576)
Net increase (decrease) in cash, cash equivalents, and restricted cash	80,464	(76,551)
Cash, cash equivalents, and restricted cash—beginning of period	191,017	425,127
Cash, cash equivalents, and restricted cash—end of period	$271,481	$348,576

Reconciliation of GAAP to Non-GAAP Measures
The following tables reconcile non-GAAP measures to the most directly comparable GAAP measure and are presented in thousands except for share and per share amounts.

	Three Months Ended March 31,
	2023	2022
	(unaudited)
Net profit (loss)	$(17,951)	$(33,264)
Provision for (benefit from) income taxes	1,154	1,080
Interest (income) expense, net	(5,447)	(674)
Other (income) expense, net	(745)	32
Depreciation and amortization	1,283	979
Share-based compensation expense	16,356	18,387
Payroll taxes related to share-based compensation	148	13
Litigation-related expenses	33	—
Adjusted EBITDA	$(5,169)	$(13,447)

	Three Months Ended March 31,
	2023	2022
	(unaudited)
GAAP gross profit	$35,841	$30,368
Plus: depreciation and amortization	438	171
Plus: share-based compensation expense	195	148
Plus: payroll taxes related to share-based compensation	2	—
Non-GAAP gross profit	$36,476	$30,687
Gross profit margin	52%	52%
Non-GAAP gross profit margin	53%	52%

	Three Months Ended March 31,
	2023	2022
	(unaudited)
GAAP cost of revenue	$33,066	$28,477
Less: depreciation and amortization	438	171
Less: share-based compensation expense	195	148
Less: payroll taxes related to share-based compensation	2	—
Non-GAAP cost of revenue	$32,431	$28,158

GAAP research and development	$18,794	$18,113
Less: depreciation and amortization	393	374
Less: share-based compensation expense	3,434	2,432
Non-GAAP research and development	$14,967	$15,307

GAAP sales and marketing	$22,123	$23,129
Less: depreciation and amortization	257	248
Less: share-based compensation expense	4,897	5,323
Less: payroll taxes related to share-based compensation	69	13
Non-GAAP sales and marketing	$16,900	$17,545

GAAP general and administrative	$17,913	$21,952
Less: depreciation and amortization	195	186
Less: share-based compensation expense	7,830	10,484
Less: payroll taxes related to share-based compensation	77	—
Less: litigation-related expenses	33	—
Non-GAAP general and administrative	$9,778	$11,282

	Three Months Ended March 31,
	2023	2022
	(unaudited)
Net cash provided by (used in) operating activities	$229	$(7,026)
Purchases of property and equipment	(187)	(2,545)
Capitalized software development costs	—	(427)
Free Cash Flow	$42	$(9,998)

	Three Months Ended March 31,
	2023	2022
	(unaudited)
Net profit (loss)	$(17,951)	$(33,264)
Depreciation and amortization	1,283	979
Share-based compensation expense	16,356	18,387
Payroll taxes related to share-based compensation	148	13
Litigation related expenses	33	—
Non-GAAP net profit (loss)	$(131)	$(13,885)

Weighted-average shares used in computing net profit (loss) and non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	172,844,115	164,585,333

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.10)	$(0.20)
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.00)	$(0.08)